Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on October 14, 2004. The holders of shares representing 72% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			9,761,096	28,555
		Vernon R. Alden			9,760,996	28,655
		Paul Y. Clinton			9,760,996	28,655
		David A. Duffy			9,761,596	28,055
		Willliam J. Nightingale		9,761,596	28,055
		John J. Partridge			9,761,596	28,055
		Cornelius T. Ryan			9,760,262	29,390
		J. William Weeks			9,759,901	29,751

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For			Against		Abstain

		9,765,890		7,131			16,630